                                                                     EXHIBIT 7


                      [LETTERHEAD OF ARV ASSISTED LIVING]


FOR IMMEDIATE RELEASE

Contact:   Mitch Gellman
           Director of Investor Relations
           714/435/4322
           E-Mail:  investor.relations@arvi.com


              ARV ASSISTED LIVING FILES SUIT AGAINST HOSTILE SUITOR

 - SEEKS INJUNCTION TO PREVENT EMERITUS FROM PURSUING HIGHLY CONDITIONAL OFFER -


         Costa Mesa, Calif. - January 7, 1998 - ARV Assisted Living, Inc. (Amex:SRS) announced yesterday that it has filed a lawsuit in the United States District Court for the Central District of California against Emeritus Corporation and EMAC Corp., a wholly-owned subsidiary of Emeritus, seeking, among other things, to obtain a preliminary and permanent injunction to prevent Emeritus from pursuing its highly conditional $17.50 per share tender offer (the "Emeritus Offer") and from soliciting proxies from ARV's shareholders or taking any other steps to attempt to replace ARV's current board of directors until such time as Emeritus waives the conditions to its offer and makes the legally required disclosures to ARV shareholders.

         ARV has filed this action because the highly conditional nature of the Emeritus Offer and Emeritus's concurrent effort to secure sufficient proxies to gain control of ARV threaten serious harm to ARV and its shareholders. If Emeritus secures control of ARV's board, the election of Emeritus's nominees will trigger defaults in at least 18 of ARV's 32 leases. This will run the risk that ARV will either


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lose the properties or be forced to pay materially higher rents. Because of the highly conditional nature of its $17.50 cash tender offer, Emeritus will be free, under circumstances over which ARV has no control, to walk away from its offer and negotiate a far worse merger with its hand-picked ARV board. ARV has asked the Court to stop Emeritus by preventing it from voting its proxies unless and until it drops the conditions to its offer and assures the Court that it has unconditional commitments to finance that offer.

         In addition, ARV alleges that Emeritus's tender offer and proxy solicitation are materially misleading and fail to disclose numerous facts which, if known to ARV's shareholders, would lead them to reject the Emeritus Offer and refuse to elect its slate of nominees. ARV's Complaint alleges, among many other things:

-- The Emeritus Offer and Emeritus's proxy solicitation fail to disclose that, in the event of the election of Emeritus's nominees, ARV will incur significant financial losses, materially and adversely changing ARV's financial condition.

-- Emeritus has failed to disclose that its financing is highly conditional and, in fact, is illusory because the proposed lenders have conditioned their obligation to fund on events which, as Emeritus is aware, are highly unlikely to happen. Emeritus has also failed to disclose that the obligation to fund also has a material adverse change exception with respect to either ARV or Emeritus, and that the defaults in ARV's leases will be such a material adverse change.

         Emeritus has failed to disclose that at least one of the conditions to



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the Emeritus Offer, the rescission of existing agreements between ARV and Prometheus Assisted Living LLC, cannot be satisfied in less than two years, if at all.

         In short, ARV's Complaint alleges that Emeritus has offered an illusory $17.50 per share offer to ARV's shareholders as a ploy to enable it to merge with ARV in a stock for stock transaction or a transaction at a much lower cash price. ARV alleges that, by taking these actions, Emeritus has violated Sections 14(a), 14(d) and 14(e) of the Securities Exchange Act, SEC rules and California's laws prohibiting unfair competition and breaches of fiduciary duties.

         ARV's Board of Directors previously rejected the Emeritus Offer because the Board concluded that the interests of ARV shareholders would best be served by the company remaining an independent, publicly-traded company. In rejecting the Emeritus Offer, the Board noted that the Emeritus Offer does not reflect the inherent value of ARV and that several of the numerous conditions contained in Emeritus's proposal are subject to the sole discretion of Emeritus and EMAC.

         ARV Assisted Living, Inc. was founded in 1980. ARV is one of the nation's leading providers of assisted living. The company operates 48 communities containing about 6,150 units in 10 states. It has six communities, containing 756 units, under construction in California, Florida, Massachusetts and Nevada.


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